UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-69938

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/23 (MM/DD/YY) AND ENDING 06/30/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: DALZELL TRADING, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

250 E. BEAVER AVE., SUITE 772
(No. and Street)

(City)	(State)	(Zip Code)
STATE COLLEGE	PA	16801

PERSON TO CONTACT WITH REGARD TO THIS FILING

(Name)	(Area Code – Telephone Number)	(Email Address)
MONIQUE ROMERO	(212) 668-8700	mromero@acisecure.com

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WITHUM SMITH & BROWN, PC
(Name – if individual, state last, first, and middle name)

(Address)	(City)	(State)	(Zip Code)
1411 BROADWAY, 9TH FL	NEW YORK	NY	10018

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)
10/08/2003	100

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID DALZELL _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DALZELL TRADING, LLC _____, as of 6/30 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania - Notary Seal
William R. Long, Notary Public
Centre County
My commission expires February 22, 2027
Commission number 1231157



Signature:

Title:
PRINCIPAL, CCO

William R Long
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Dalzell Trading, LLC

Financial Statements
and Supplemental Information
and Report of Independent Registered Public Accounting Firm
For the year ended June 30, 2024

(Confidential Pursuant to Rule 17a-S(e)(3))

Dalzell Trading, LLC

Contents
For the year ended June 30, 2024

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Managing Member of
Dalzell Trading, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Dalzell Trading, LLC (the "Company"), as of June 30, 2024, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024, and the results of its operations and its cash flows for the year ended June 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information, Schedule I, Schedule II, and Schedule III, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2019.

Whippany, New Jersey
August 7, 2024

WithumSmith+Brown, PC 200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070 T (973) 898 9494 F (973) 898 0686 withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

Dalzell Trading, LLC
Statement of Financial Condition
June 30, 2024

Assets

Assets:

Cash	$	3,561
Receivable from broker-dealers and clearing organizations		39,615
Deposits with clearing organizations		200,000
Employee loans		34,000
Other assets		14,153
Total Assets	$	291,329

Liabilities and Member's Equity

Liabilities:

Accounts payable and accrued expenses	$	139,334
Total Liabilities		139,334
Member's Equity		151,995
Total Liabilities and Member's Equity	$	291,329

The accompanying notes are an integral part of these financial statements
This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.

Dalzell Trading, LLC
Statement of Operations
For the year ended June 30, 2024

Revenue:		
Commissions	$	641,439
Advisory fees		26,962
Other revenue		5,000
Interest		3,848
Total Revenue		677,249
Operating Expenses:		
Compensation and benefits		498,881
Professional fees		103,150
Clearance fees		175,521
Technology and communications		168,674
Occupancy		10,871
Travel and entertainment		16,010
Other expenses		34,034
Total Operating Expenses		1,007,141
Net Loss	$	(329,892)

The accompanying notes are an integral part of these financial statements

This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.

Dalzell Trading, LLC
Statement of Changes in Member's Equity
For the year ended June 30, 2024

Balance, July 1, 2023	$	95,087
Capital contributions		386,800
Net loss		(329,892)
Balance, June 30, 2024	$	151,995

Dalzell Trading, LLC

Statement of Cash Flows

For the year ended June 30, 2024

Cash Flows from Operating Activities:	
Net loss	$ (329,892)
Adjustments to reconcile net loss to net cash used in operating activities:	
Decrease in EIDL loan	(5,000)
Changes in operating assets and liabilities:	
Increase in receivable from broker-dealers and clearing organizations	(13,332)
Increase in prepaid expenses	(9,046)
Decrease in accounts payable and accrued expenses	(58,476)
Net cash used in operating activities	(415,746)
Cash Flows from Financing Activities:	
Capital contributions	386,800
Net cash provided by financing activities	386,800
Net decrease in cash	(28,946)
Cash - July 1, 2023	32,507
Cash - June 30, 2024	$ 3,561

The accompanying notes are an integral part of these financial statements

This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.

1. Organization and Nature of Business

Dalzell Trading, LLC (the "Company") is incorporated in the state of Massachusetts and is located in State College, Pennsylvania. The Company is a broker-dealer that is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly owned by David J. Dalzell. The Company primarily provides outsourced trading and advisory services to its clients and is compensated in the form of commissions.

2. Summary of Significant Accounting Policies

a) Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

b) Liquidity

The Company is subject to risks and uncertainties that could affect amounts reported in the Company's financial statements in future periods. The Company has operated with recurring losses and related negative operating cash flows and is expected to have operating losses for the foreseeable future. At June 30, 2024, the Company's cash balance was $3,561. Management has determined that additional funding will be necessary and remains committed to contributing capital for the foreseeable future to ensure net capital compliance is maintained. The Company's sole managing member has the means to provide and has formally committed to providing adequate capitalization and liquidity for the Company's business operations for at least one year from the issuance of the financial statements.

c) Cash and Cash Equivalents and Concentrations of Credit Risk

The Company considers money market funds and all investments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash is held at one financial institution which is insured by the Federal Deposit Insurance Corporation and at times may exceed federally insured limits. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations, and cash flows.

d) Financial Instruments - Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, "Financial Instruments - Credit Losses". FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis, the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense.

Receivable from broker-dealers and clearing organizations - The Company's receivable from broker-dealers and clearing organizations includes amounts receivable from unsettled trades. The Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed to the Company for a very short period of time.

Loans to employees - The Company grants loans to employees in conjunction with an informal program established primarily to recruit and retain certain employees. These loans are contingent on the employees' continued employment with the Company and generally require repayment if employees leave during a contractual service period. The outstanding loan becomes due on demand in the event the employee departs during the service period. The Company estimates the allowance for credit losses by considering credit quality indicators and the recoverability of an outstanding loan balance from employees that left the Company. A loan is placed on nonaccrual status when, based on current information, it is probable that the Company will be unable to collect scheduled payments of principal and interest when due according to the contractual terms of the underlying loan agreement. The amortized cost basis of these loans is written off against the allowance for credit losses when management deems the amount to be uncollectible.

2. Summary of Significant Accounting Policies (Continued)

There were no credit losses recorded during the year under both receivable and loans to employees.

e) Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, "Revenue from Contracts with Customers" ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Commission related transactions, as well as the resulting revenues and expenses, are recorded on a trade date basis when the service is provided to the customer and the performance obligations have been met.

Advisory fee revenues are recorded over the period during which they were earned.

The Company had no contract assets or liabilities as of July 1, 2023 and June 30, 2024.

Significant Judgments

Revenue from contracts with customers includes commission income and advisory fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Disaggregation of revenue can be found on the statement of operations.

f) Income Taxes

The Company is a limited liability company and is not a tax paying entity for federal or state income tax purposes. Income of the Company is taxed to the member in its respective return. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Management is responsible for evaluating the Company's uncertain tax positions in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification 740, Income Taxes. The Company has evaluated its tax positions taken for all open tax years and has not identified any uncertain tax positions which would require disclosure in the financial statements as of June 30, 2023. The Company commenced operations in 2016 and believes that its returns for the years 2021, 2022 and 2023 are subject to examination by the taxing authorities.

There were no interest or penalties recognized in the Statement of Operations for the year ended June 30, 2024.

g) Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.

2. Summary of Significant Accounting Policies (Continued)

h) Commissions Receivable - Clearing Broker

Commissions receivable are stated at face amount with no allowance for expected credit losses. An allowance for expected credit losses is not considered necessary because the probability of uncollectible accounts is low based on the history of default and the fact that a trade cannot close without funds. As of June 30, 2024 and 2023, the Company had receivable balances of $239,615 and $226,283, respectively, which included a $200,000 deposit.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2024, the Company had net capital of $103,841, which was $94,552 in excess of its required net capital of $9,289. The Company's aggregate indebtedness to net capital percentage was 134%.

4. Lease Accounting

During February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02, "Leases (Topic 842)." ASU No. 2016-02 requires lessees to recognize the assets and liabilities that arise from leases on the statement of financial condition. A lessee should recognize in the statement of financial condition a liability to make the lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. As of June 30, 2024, the Company does not maintain any leases in excess of a one year term. As such, the Company does not have an obligation to record a right-of-use asset or an offsetting lease obligation. Total rent expense for the year was $10,871 and is reflected in the Statement of Operations as occupancy expenses.

5. Deposit At Clearing Organization

The Company maintains a clearing relationship with RBC to carry its account and the accounts of its clients as customers of the clearing firm. The clearing firm has custody of the Company's cash balances which serve as collateral for any amounts due to the clearing firm as well as indemnification obligations specified in the clearing agreement. All transactions are cleared through the clearing firm on a fully disclosed basis. The balance at June 30, 2024 was $248,680, which included a clearing deposit of $200,000.

6. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. As of June 30, 2024, there were no amounts recorded under the Company's clearing agreement because no loss exists.

7. Related Party

During the year, the Company has established a loan process for its employees who are commission based. These loans do not accrue interest nor do they have a specified repayment date. As of June 30, 2024, the amount of employee loans outstanding was $34,000.

This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.

8. Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Total Member's Equity	$	151,995
Less non-allowable assets		48,153
Net Capital	$	103,842
Minimum Net Capital Required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	9,289
Capital in Excess of Minimum Requirements	$	94,553
Ratio of Aggregate Indebtedness to Net Capital		134%

There were no material differences existing between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing. Accordingly, no reconciliation is necessary.

See Report of Independent Registered Public Accounting Firm
This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.

10

Schedule II

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
 RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

The Company claimed exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company had no obligation under SEC Rule 15c3-3.

Schedule III

**INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
 UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company had no obligation under SEC Rule 15c3-3.

See Report of Independent Registered Public Accounting Firm
This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.

11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Managing Member of
Dalzell Trading, LLC:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Dalzell Trading, LLC (the "Company") identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

WithumSmith+Brown, PC

Whippany, New Jersey
August 7, 2024

WithumSmith+Brown, PC   200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070   **T** (973) 898 9494   **F** (973) 898 0686   **withum.com**

AN INDEPENDENT MEMBER OF HLB · THE GLOBAL ADVISORY AND ACCOUNTING NETWORK



Dalzell Trading, LLC
Exemption Report

Dalzell Trading, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

David J. Dalzell

Dalzell Trading, LLC

I, David J. Dalzell, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: David J. Dalzell
Title: Principal